香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

7th March 2008

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

1. 2007 Annual Results.
2. Appointment of Alternate Director (This announcement is made further to the announcement dated 11th February, 2008 on the same subject).
3. Form D2A Notification of Change of Secretary and Director (Filed with the Hong Kong Companies Registry on 6th March, 2008).
4. Form D3 Consent to Act as Director or Alternate Director (Filed with the Hong Kong Companies Registry on 6th March, 2008).

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

3/19

Enc.
LW/jh

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

2007 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

The year 2007 saw the Group progress its businesses both in Hong Kong and internationally culminating in early January 2008 with the signing of a new Scheme of Control Agreement (SCA) for our Hong Kong electricity business.

The new SCA signed by The Hongkong Electric Co., Ltd. (HEC) and the Hong Kong Government is for ten years commencing 1st January 2009 with a Government option to extend the SCA for a further term of 5 years. The agreement provides for a 9.99% permitted rate of return on average net fixed assets other than for renewable energy fixed assets for which the permitted return is 11%. The new SCA also contains provisions which encourage emission reduction, energy efficiency, operational performance, service quality and the use of renewable energy. I believe that in the current regulatory environment, the new SCA effectively balances the interests of our customers in reliable and secure electricity supply at reasonable prices while providing our shareholders with the benefit of the certainty and stability of a long term regulatory framework.

Outside of Hong Kong, the Group's international operations performed well with results for 2007 ahead of those for 2006. In December 2007, as part of our strategy of investing outside Hong Kong, we acquired an interest in six power plants in Canada with a total generating capacity of 1,352MW.

Results

The Group's consolidated net profit after tax for the year ended 31st December 2007 was HK$7,448 million (2006 : HK$6,842 million), an increase of 8.9%. Earnings from the Group's Hong Kong operations were HK$6,727 million (2006 : HK$6,173 million). Higher HEC unit sales of electricity and the impact of no special rebate in 2007 and higher interest income contributed to the higher earnings from Hong Kong operations. Earnings from the Group's international operations were HK$721 million (2006 : HK$669 million). The higher international operations earnings in 2007 were primarily due to higher earnings from the Australian electricity businesses.

Final Dividend

The Directors will recommend a final dividend of HK$1.43 per share, payable on 16th May 2008 to those persons registered as shareholders on 15th May 2008. This, together with the interim dividend of HK$0.58 per share, will give a total dividend of HK$2.01 per share for the year (2006 : HK$1.85 per share).

Hong Kong Operations

Unit sales of electricity grew by 1.1% in 2007 compared with 0.2% in 2006. The number of domestic and commercial customers increased slightly during the year while the number of industrial sector customers continued their declining trend. Maximum Demand in 2007 was 2,552 MW compared with 2,597 MW in 2006.

During 2007, Unit 9, HEC's first gas fired combined cycle unit which was commissioned in October 2006, generated 17% of the electricity sent out from the Lamma Power Station helping to reduce emissions levels at the power station. Gas for Unit 9 is supplied to the power station through a 92 kilometre submarine pipeline from the Guangdong Dapeng Liquefied Natural Gas Terminal in Shenzhen. The Lamma Power Station coal fired generating units which generate the majority of electricity at the power station operated satisfactorily during 2007.

Lamma Winds, the 800 kW wind turbine on Lamma Island with its associated exhibition centre on renewable energy continued to attract considerable interest in 2007.

High coal and gas prices continued to put pressure on fuel costs in 2007 with the higher costs continuing to be felt into 2008. In order to mitigate in part the impact of higher coal costs we continued to source and use a variety of coal during the year.

Our emission reduction programme at the Lamma Power Station progressed well during 2007. Civil construction work commenced for the flue gas desulphurisation (FGD) plant and low nitrogen oxide system retrofit works for the coal fired Units 4 and 5. The environmental permit for the coal fired Unit 2 FGD retrofit work has been issued and the contract for the supply of the FGD plant awarded. Conversion of GT57 from an oil fired combined cycle unit to a gas fired unit was substantially completed. By the end of 2010, it is expected that over 95% of the electricity generated at the Lamma Power Station will be generated by gas and by coal fired units fitted with FGDs and low nitrogen oxide burners resulting in lower emission levels as we work toward achieving the Hong Kong Government's emission targets.

As we enter into the new regulatory framework for the electricity industry in Hong Kong, we plan to undertake a review of the mix of our generating capacity at the Lamma Power Station which comprises coal fired units, some of which will be nearing the end of their useful lives over the next ten years, gas fired generating plant, oil fired gas turbine generating plant, and renewable energy plant with a view to continuing to reduce the emission levels at the Lamma Power Station. Part of this review will include the evaluation of the potential for a 100 MW offshore wind farm. As part of this evaluation, we have commissioned a marine traffic impact assessment and an environmental impact assessment study which are expected to be completed in early 2009.

Supply reliability was maintained at over 99.999% in 2007 surpassing our pledged service standards. This world class supply reliability has been consistently maintained at above 99.999% since 1997. During the year, a network reliability and operations review was conducted on the reliability and safety of our transmission and distribution assets as part of our ongoing standard improvement efforts.

During 2007, we continued with our participation in environmental and community activities. The Smart Power 2006/2007 campaign which focused on reliable power concluded successfully with a record number of people taking part, the 2007/2008 campaign focusing on sustainability and energy conservation was launched in November 2007. The Hongkong Electric Clean Energy Fund continued its efforts in 2007 in promoting renewable energy. The Hongkong Electric Volunteers which celebrated its third anniversary in July 2007 now has a membership of over 750 employees. Volunteer activities in 2007 focused on care for the elderly and those in the community in need as well as on improving the environment. The Hongkong Electric Centenary Trust continued to provide scholarships for secondary students and funding for self learning centres for senior citizens.

<u>International Operations</u>

In Australia, ETSA Utilities in South Australia and Powercor and CitiPower in Victoria, our electricity distribution businesses, performed well in 2007 recording higher revenue and meeting their operational targets. Reliability levels contributed to improved customer service during the year.

In the U.K., Northern Gas Networks (NGN) which operates a gas distribution network in the north of England recorded results ahead of those for 2006. In a recent independent benchmarking performed by the U.K.'s gas and electricity regulator, NGN was benchmarked as the most efficient network in the U.K.'s gas industry setting the efficiency frontier for the industry. NGN recently concluded a regulatory price reset review for the regulatory period 2008-2013. The outcome was considered acceptable and should permit NGN to record a satisfactory return over the new regulatory period.

In Thailand, construction of the 1,400 MW gas fired Ratchaburi Power Station is nearing completion with the first 700 MW unit scheduled to commence commercial operation in March 2008 followed by the second unit in June 2008.

In Canada, the acquisition of a 50% interest in Stanley Power Inc. was completed at the end of 2007. Stanley Power holds a 49.99% interest in TransAlta Cogeneration L.P. TransAlta Cogeneration has interests in six power plants located in three Canadian provinces Alberta, Saskatchewan and Ontario with a total attributable generating capacity of 810 MW. Five of the power plants are gas fired and one coal fired.

Outlook

The current and past schemes of control have ensured that the necessary investment in Hong Kong's electricity infrastructure has been made over the years as Hong Kong transitioned from a developing economy with an industrial base to a developed economy with a service base and an international financial centre. With the signing of the new SCA, much of the recent uncertainty surrounding the electricity industry in Hong Kong has been removed and we can now focus on planning for the future so as to continue contributing to the economic development of Hong Kong.

Internationally, we will continue to look for investment opportunities so as to increase the proportion of Group earnings derived from activities outside Hong Kong.

On behalf of the Board, I would like to record our thanks and appreciation to Mr. Ewan Yee who resigned as a director at the beginning of 2008 for his contributions over 40 years of service to the Company.

I would also like to express my appreciation to the directors for their valuable counsel during the year and to the management and staff for their loyalty and hard work in 2007.

Canning Fok Kin-ning
Chairman
Hong Kong, 6th March 2008

FINANCIAL REVIEW

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the year amounted to HK$1,747 million, which was primarily funded by cash from operations. Total external borrowings outstanding at the year end were HK$13,495 million (2006 : HK$14,689 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$7,145 million (2006 : HK$5,686 million) and available liquid funds of HK$12,180 million (2006 : HK$10,462 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth whilst managing the Group's currency, interest rate and counterparty credit risks.

In January 2007, The Hongkong Electric Company, Limited ("Hongkong Electric"), through its subsidiary, Hongkong Electric Finance Limited, issued HK$500 million fixed rate notes due 2012 at a coupon rate of 4.32% p.a.. During the third quarter of 2007, Hongkong Electric refinanced HK$5 billion of its bank facilities at competitive rates and at the same time, extended the Group's debt maturity profile.

Following a review of the financing structure of its UK investment, the Company refinanced approximately 50% of its equity contribution with bank borrowings in November 2007.

The Group's financial profile remained strong during the year. Standard and Poor's affirmed the A+ long term credit ratings of Hongkong Electric Holdings Limited and Hongkong Electric with a stable outlook in January 2008. As at 31st December 2007, net debt of the Group was HK$1,315 million (2006 : HK$4,227 million) with a net debt-to-equity ratio of 3% (2006 : 10%).

The profile of the Group's external borrowings, after taking into account currency and interest rate swaps, was as follows:-

(1) 63% was denominated in Hong Kong dollars, 31% in Australian dollars and 6% in sterling pounds;

(2) 75% was bank loans and 25% was capital market instruments;

(3) 16% was repayable within 1 year, 70% was repayable between 2 to 5 years and 14% was repayable beyond 5 years;

(4) 59% was fixed rate and 41% was floating rate.

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 31st December 2007, 59% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for Hongkong Electric. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 31st December 2007, over 95% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, foreign currency exposure arising from the Group's overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments, with the resultant translation differences included in the Group's reserve account. Since such differences do not have any impact on cash flows until the investments are disposed of, currency translation exposure is not hedged.

The contractual notional amounts of derivative financial instruments outstanding at 31st December 2007 amounted to HK$9,576 million (2006 : HK$5,306 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 31st December 2007 was HK$281 million (2006 : HK$75 million).

Contingent Liabilities

The Company had given guarantees in respect of banking facilities made available to an associate amounting to HK$2,482 million (2006 : HK$nil).

The Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,286 million (2006 : HK$5,563 million). Out of this amount, HK$5,156 million (2006 : HK$5,257 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly-owned subsidiary of the Company, Hongkong Electric, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2006 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2007, excluding directors' emoluments, amounted to HK$843 million (2006 : HK$887 million). As at 31st December 2007, the Group employed 1,879 (2006 : 1,931) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Educational courses relevant to the job are also provided to develop and enhance the general skills and knowledge of employees.

HONGKONG ELECTRIC HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST DECEMBER 2007

	Note	2007 HK$ million	2006 HK$ million
Turnover	3	**12,524**	12,181
Direct costs		**(4,218)**	(4,083)
		8,306	8,098
Other revenue and other net income		**1,547**	1,044
Other operating costs		**(984)**	(808)
Finance costs		**(634)**	(420)
Operating profit		**8,235**	7,914
Share of profits less losses of associates		**524**	229
Profit before taxation	4	**8,759**	8,143
Income tax:	5		
Current		**(1,301)**	(1,314)
Deferred		**5**	13
		(1,296)	(1,301)
Profit after taxation		**7,463**	6,842
Scheme of Control transfers From /(To) :			
Development Fund		**(14)**	-
Rate Reduction Reserve		**(1)**	-
		(15)	-
Profit attributable to equity shareholders			
Hong Kong operations		**6,727**	6,173
International operations		**721**	669
Profit for the year		**7,448**	6,842
Dividends payable to equity shareholders of the Company attributable to the year:	6		
Interim dividend paid during the year		**1,238**	1,238
Final dividend proposed after the balance sheet date		**3,052**	2,710
		4,290	3,948
Earnings per share			
Basic and diluted	7	**$3.49**	$3.21

HONGKONG ELECTRIC HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AT 31ST DECEMBER 2007

	Note	2007 HK$ million	2006 HK$ million
Non-current assets			
Fixed assets			
- Property, plant and equipment		41,112	41,763
- Assets under construction		2,623	2,355
- Interests in leasehold land held for own use under operating leases		2,323	2,378
		46,058	46,496
Interest in associates		9,071	6,339
Other non-current financial assets		66	1,687
Derivative financial instruments		122	47
Deferred tax assets		-	1
Employee retirement benefit assets		1,106	578
		56,423	55,148
Current assets			
Inventories		539	484
Trade and other receivables	8	1,197	1,119
Fuel Clause Account		336	566
Bank deposits and cash		12,180	10,462
		14,252	12,631
Current liabilities			
Trade and other payables	9	(1,071)	(1,095)
Bank overdrafts – unsecured		-	(4)
Current portion of bank loans and other borrowings		(2,191)	(1,089)
Current taxation		(424)	(551)
		(3,686)	(2,739)
Net current assets		10,566	9,892
Total assets less current liabilities		66,989	65,040
Non-current liabilities			
Interest-bearing borrowings		(11,304)	(13,596)
Derivative financial instruments		(7)	(1)
Customers' deposits		(1,585)	(1,537)
Deferred tax liabilities		(5,444)	(5,432)
Employee retirement benefit liabilities		(530)	(389)
		(18,870)	(20,955)
Rate Reduction Reserve		(1)	-
Development Fund		(14)	-
NET ASSETS		48,104	44,085
CAPITAL AND RESERVES			
Share capital		2,134	2,134
Reserves		45,970	41,951
Total equity attributable to equity shareholders of the Company		48,104	44,085

Notes to Annual Results

1. Review of Annual Results

The annual results have been reviewed by the Audit Committee.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31st December 2007 have been compared by the Company's auditors, KPMG, Certified Public Accountants, to the amounts set out in the Group's financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by the auditors on this announcement.

2. Changes in Accounting Policies

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Interpretations that are first effective or available for early adoption for the current accounting period of the Group.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these new standards and interpretations. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure regarding the significance of the Group's financial instruments and the nature and extent of risk arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information regarding the level of capital and the Group's objectives, policies and processes for managing capital.

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of any amounts recognised in the financial statements.

3. Turnover and Segment Information

(a) Business Segments

For the year ended 31st December

HK$ million	Sales of Electricity 2007	Sales of Electricity 2006	Infrastructure Investments 2007	Infrastructure Investments 2006	Unallocated & Other Items 2007	Unallocated & Other Items 2006	Consolidated 2007	Consolidated 2006
Revenue								
Group turnover	**12,478**	12,139	**-**	-	**46**	42	**12,524**	12,181
Other revenue	**426**	26	**46**	78	**36**	216	**508**	320
Segment revenue	**12,904**	12,165	**46**	78	**82**	258	**13,032**	12,501
Result								
Segment result	**7,858**	7,347	**46**	78	**(74)**	185	**7,830**	7,610
Interest income	**-**	-	**519**	461	**520**	263	**1,039**	724
Finance costs	**(369)**	(186)	**(265)**	(234)	**-**	-	**(634)**	(420)
Operating profit	**7,489**	7,161	**300**	305	**446**	448	**8,235**	7,914
Share of profits less losses of associates	**-**	-	**523**	228	**1**	1	**524**	229
Profit before taxation	**7,489**	7,161	**823**	533	**447**	449	**8,759**	8,143
Income tax	**(1,290)**	(1,286)	**(1)**	(2)	**(5)**	(13)	**(1,296)**	(1,301)
Profit after taxation	**6,199**	5,875	**822**	531	**442**	436	**7,463**	6,842
Scheme of Control transfers	**(15)**	-	**-**	-	**-**	-	**(15)**	-
Profit attributable to equity shareholders	**6,184**	5,875	**822**	531	**442**	436	**7,448**	6,842

(b) Geographical Segments

For the year ended 31st December

HK$ million	Hong Kong 2007	Hong Kong 2006	Australia 2007	Australia 2006	Unallocated & Other Items 2007	Unallocated & Other Items 2006	Consolidated 2007	Consolidated 2006
Revenue								
Group turnover	**12,503**	12,166	**-**	-	**21**	15	**12,524**	12,181
Other revenue	**460**	65	**46**	78	**2**	177	**508**	320
Segment revenue	**12,963**	12,231	**46**	78	**23**	192	**13,032**	12,501
Result								
Segment result	**7,885**	7,394	**45**	82	**(100)**	134	**7,830**	7,610
Interest income	**520**	263	**519**	460	**-**	1	**1,039**	724
Finance costs	**(369)**	(186)	**(257)**	(234)	**(8)**	-	**(634)**	(420)
Operating profit	**8,036**	7,471	**307**	308	**(108)**	135	**8,235**	7,914
Share of profits less losses of associates	**1**	1	**327**	254	**196**	(26)	**524**	229
Profit before taxation	**8,037**	7,472	**634**	562	**88**	109	**8,759**	8,143
Income tax	**(1,295)**	(1,299)	**(2)**	(2)	**1**	-	**(1,296)**	(1,301)
Profit after taxation	**6,742**	6,173	**632**	560	**89**	109	**7,463**	6,842
Scheme of Control transfers	**(15)**	-	**-**	-	**-**	-	**(15)**	-
Profit attributable to equity shareholders	**6,727**	6,173	**632**	560	**89**	109	**7,448**	6,842

4. Profit before Taxation

Profit before taxation is shown after charging/(crediting):

	2007 HK$ million	2006 HK$ million
Depreciation	**1,963**	1,832
Amortisation of leasehold land	**57**	55
Fixed assets written off	**22**	21
Net profit on sale of fixed assets	**(3)**	(8)

5. Income Tax

	2007 HK$ million	2006 HK$ million
Current Tax - Hong Kong Profits Tax		
Provision for the year	**1,300**	1,313
Current Tax - Overseas		
Provision for the year	**1**	1
	1,301	1,314
Deferred Tax		
Origination and reversal of temporary differences	**(5)**	(13)
	1,296	1,301

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2006 : 17.5%) based on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the year.

6. Dividends

	2007 HK$ million	2006 HK$ million
Interim dividend declared and paid of 58 cents per ordinary share (2006 : 58 cents per ordinary share)	**1,238**	1,238
Final dividends proposed after the balance sheet date of $1.43 per ordinary share (2006 : $1.27 per ordinary share)	**3,052**	2,710
	4,290	3,948

The final dividend proposed after the balance sheet date is based on 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

7. Earnings per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$7,448 million (2006 : HK$6,842 million) and 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares) in issue throughout the year.

8. Trade and Other Receivables

	2007 HK$ million	2006 HK$ million
Trade debtors (see note (a) below)	**643**	635
Other receivables	**519**	452
	1,162	1,087
Derivative financial instruments		
- held as cash flow/fair value hedging instruments	**10**	19
Deposits and prepayments	**25**	13
	1,197	1,119

(a) Debtors' ageing is analysed as follows:

	2007	2006
Current	**600**	596
1 to 3 months overdue	**32**	29
More than 3 months overdue but less than 12 months overdue	**11**	10
Total trade debtors (see note (b) below)	**643**	635

(b) Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers for electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, then a surcharge of 5% can be added to the electricity bills.

9. Trade and Other Payables

	2007 HK$ million	2006 HK$ million
Creditors measured at amortised cost (see note below)	**1,068**	1,090
Derivative financial instruments		
- held as cash flow/fair value hedging instruments	**3**	5
	1,071	1,095

Creditors' ageing is analysed as follows:

	2007	2006
Due within 1 month or on demand	**474**	349
Due after 1 month but within 3 months	**240**	267
Due after 3 months but within 12 months	**321**	441
	1,035	1,057
Other payables	**33**	33
	1,068	1,090

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year.

Code on Corporate Governance Practices

As Directors, including the Non-executive Directors, are required to retire and be subject to re-election by shareholders every three years, the Non-executive Directors have not been appointed for a specific term as provided for under Code A.4.1 of the Code on Corporate Governance Practices ("Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). From 15th October 2007, in order to comply fully with the Code, the Non-executive Directors have been appointed for specific terms. Save as mentioned above, the Company has complied with the applicable code provisions set out in the Code throughout the year ended 31st December 2007.

Closing of Register of Members

The register of members will be closed from Thursday, 8th May 2008 to Thursday, 15th May 2008, both days inclusive. To qualify for the final dividend and the right to attend and vote at the Annual General Meeting to be held on 15th May 2008 (or any adjournment thereof), all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7th May 2008.

Annual General Meeting

The Annual General Meeting of the Company will be held on 15th May 2008. Notice of the Annual General Meeting will be published and sent to shareholders in the manner as required by the Listing Rules in due course.

Board Composition

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (alternate to Mr. KAM : Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

二零零七年全年業績

董事局主席報告

於二零零七年，集團的香港業務及國際業務均取得進展，並於二零零八年一月初為香港電力業務簽訂新的管制計劃協議。

為期十年的新管制計劃協議由香港電燈有限公司（港燈）與香港政府簽訂，於二零零九年一月一日起生效，政府可選擇將協議續期五年。根據該協議，港燈的准許利潤水平訂為扣除可再生能源資產外的固定資產平均淨值的百分之九點九九，而投資在可再生能源的准許回報則訂為百分之十一。新管制計劃協議亦載有條款以鼓勵減排、提升能源效益、改善營運表現及提高服務質素，以及促進使用可再生能源。在現時的規管環境下，新管制計劃協議能有效平衡客戶及股東的利益：客戶可在合理價格下得到可靠及穩定的電力供應，而明確的機制及穩定的長遠規管架構，可使股東的權益得到保障。

集團在香港以外的國際業務表現卓越，二零零七年的業績較二零零六年為佳。集團繼續加强香港以外地區的投資，於二零零七年十二月收購加拿大六間發電廠的部份權益，該六間發電廠的總發電容量達一千三百五十二兆瓦。

業績

集團截至二零零七年十二月三十一日止年度除稅後綜合淨溢利為港幣七十四億四千八百萬元（二零零六年：港幣六十八億四千二百萬元），增加百分之八點九。集團的香港業務溢利為港幣六十七億二千七百萬元（二零零六年：港幣六十一億七千三百萬元）。港燈售電量增加、加上二零零七年並無特別回扣以及利息收入上升等因素令香港業務的溢利在年內有所上升。集團的國際業務溢利為港幣七億二千一百萬元（二零零六年：港幣六億六千九百萬元）。國際業務溢利在二零零七年上升，主要是由於澳洲電力業務溢利上升所致。

末期股息

董事局將建議派發末期息每股港幣一元四角三分。股息將於二零零八年五月十六日派發予二零零八年五月十五日已登記為股東的股份持有人。連同中期股息每股港幣五角八分，全年股息為每股港幣二元零一分（二零零六年：每股港幣一元八角五分）。

香港業務

二零零七年的售電量增長百分之一點一，而二零零六年的增長為百分之零點二。年內，住宅客戶及商業客戶人數輕微增加，但工業客戶數目則繼續減少。二零零七年的最高用電需求為二千五百五十二兆瓦，而二零零六年的最高用電需求為二千五百九十七兆瓦。

港燈首台燃氣聯合循環機組，即第九號機組，已於二零零六年十月投產。該機組於二零零七年所生產的電力，佔南丫發電廠百分之十七發電量，有助降低發電廠的排放量。發電廠透過一條長達九十二公里的海底氣體管道，連接位於深圳的廣東大鵬液化天然氣接收站，為第九號機組提供天然氣。至於佔南丫發電廠主要發電量的燃煤機組，於二零零七年表現理想。

二零零七年，南丫島上容量為八百千瓦的南丫風采發電站及其附設的展覽中心繼續廣受歡迎。

燃煤及天然氣價格高企繼續在二零零七年為燃料成本帶來壓力，預期影響將持續至二零零八年。為減低燃煤成本高企所帶來的影響，公司於年內將繼續採購及採用多種燃煤。

南丫發電廠的減排計劃於二零零七年進展良好。為第四號及第五號燃煤機組加裝煙氣脫硫裝置和低氮氧化物系統的土木建設工程經已展開。為第二號燃煤機組加裝煙氣脫硫裝置的環境許可證經已發出，而供應煙氣脫硫裝置的合約亦已批出。將 GT57 號燃油聯合循環機組改裝為燃氣機組的工程也大致完成。預計到二零一零年底，南丫發電廠逾百分之九十五的發電量將由燃氣機組，以及加裝有煙氣脫硫裝置及低氮氧化物燃燒器的燃煤機組所提供，可減低排放量以達到香港政府的減排目標。

隨著香港電力行業邁向新的規管架構，公司計劃檢討南丫發電廠的發電容量組合，以持續減低發電廠的排放量。這個組合包括燃煤機組，其中數台機組的使用期限將於未來十年屆滿、燃氣機組、燃油機組及可再生能源設施。該檢討工作還包括為計劃興建大約一百兆瓦的離岸風場進行可能性評估。為此，公司已開始進行海上交通影響評估及環境影響評估研究，預期於二零零九年初完成。

港燈二零零七年的供電可靠程度維持在 99.999%以上的水平，超過公司承諾的服務標準。該項世界級的供電可靠程度自一九九七年以來一直維持。年內，公司致力改善服務水平，並就輸配電資產的可靠程度及安全性進行了一項網絡可靠程度及運作檢討。

於二零零七年，公司繼續積極參與環保及社區活動。以可靠電力為主題的智「惜」用電計劃 2006/2007 圓滿結束，參與的人數更突破以往記錄，而以可持續生活態度及節約能源為主題的智「惜」用電計劃 2007/2008 亦已於二零零七年十一月推出。港燈清新能源基金於二零零七年繼續推廣可再生能源的應用。港燈義工隊於二零零七年七月慶祝成立三週年，現有逾七百五十名成員。二零零七年的義工活動集中於關懷長者及社會上有需要人士，以及改善環境這兩方面。港燈百週年紀念基金繼續為中學生提供獎學金並為長者自務學習中心提供資助。

國際業務

澳洲方面，公司的配電業務於二零零七年表現理想，南澳洲的 ETSA Utilities 和維多利亞省的 Powercor 及 CitiPower 均錄得收入上升，並達到營運目標，而可靠程度亦有助提升客戶服務。

英國方面，位於英格蘭北部經營配氣網絡的 Northern Gas Networks (NGN)業績較二零零六年為佳。由英國氣體及電力監管機構最近進行的獨立基準評審顯示，NGN 獲評定為英國氣體業中效率最高的網絡，為業界定下效率指標。NGN 最近完成二零零八年至二零一三年規管期的電價檢討，集團認為檢討結果可以接受，將為 NGN 在新規管期內帶來滿意回報。

泰國方面，位於叻丕府的一千四百兆瓦燃氣發電廠之建設工程接近完成，首台七百兆瓦的機組預期於二零零八年三月投入商業營運，而第二台機組則預計於同年六月投入營運。

加拿大方面，收購 Stanley Power Inc.百分之五十權益已於二零零七年底完成。Stanley Power 擁有 TransAlta Cogeneration L.P.百分之四十九點九九權益。TransAlta Cogeneration 擁有位於加拿大亞爾伯達省、薩斯喀徹溫及安大略省三個省份的六家發電廠的權益，按持股量計算的總發電量為八百一十兆瓦，當中五家發電廠為燃氣發電廠，一家為燃煤發電廠。

展望

隨著香港由工業為本的發展中經濟體系，轉型至以服務業為本的已發展經濟體系及國際金融中心，管制計劃協議一直確保香港的電力基建獲得所必需的投資。新管制計劃協議簽訂後，香港電力行業近年出現的不明朗因素已大致消除，公司現可專注為未來規劃，繼續為香港的經濟發展作出貢獻。

國際業務方面，公司將繼續物色投資機會，以增加集團在香港以外業務所佔的溢利比例。

余立仁先生於二零零八年初辭任董事一職，本人謹代表董事局感謝余先生過去四十年為公司服務所作的貢獻。

本人亦謹此感謝各董事於二零零七年作出的寶貴貢獻，以及管理層及全體員工在年內忠誠且孜孜不倦地為公司服務。

主席
霍建寧
香港，二零零八年三月六日

財務回顧

資本開支、流動資金及財政資源

集團本年度之資本開支為港幣十七億四千七百萬元，該資本開支主要以營運業務產生之現金流量提供資金。年終之向外貸款總額為港幣一百三十四億九千五百萬元（二零零六年為港幣一百四十六億八千九百萬元），包括無抵押之銀行貸款及已發行之債務證券。此外，集團已承擔但未動用之銀行貸款總額為港幣七十一億四千五百萬元（二零零六年為港幣五十六億八千六百萬元），而可動用之流動資金為港幣一百二十一億八千萬元（二零零六年為港幣一百零四億六千二百萬元）。

庫務政策、融資活動及資本結構

本公司按其已獲得董事局通過的庫務政策管理財務風險，目的為確保公司財政資源充足，以配合再融資及業務發展之需要，並同時有效地管理集團外匯、利率及買賣對手的信貸風險。

於二零零七年一月，香港電燈有限公司（「港燈」）透過其附屬公司 Hongkong Electric Finance 有限公司，發行總值港幣五億元年息四點三二厘及還款期至二零一二年的定息票據。於二零零七年第三季，港燈就其現有的港幣五十億元銀行貸款，以較具競爭力的息率進行再融資安排，是次安排更將集團整體貸款之還款期延長。

本公司就其在英國的投資項目作融資結構檢討，並於二零零七年十一月，本公司投資於該項目約百分之五十股本投資以銀行貸款進行再融資安排。

集團整體財政狀況於年內仍保持強勁。標準普爾於二零零八年一月確定香港電燈集團有限公司及港燈之長期信貸評級為 A+ 級，信貸評級前景為穩定。於二零零七年十二月三十一日，集團之淨負債為港幣十三億一千五百萬元（二零零六年為港幣四十二億二千七百萬元），資本淨負債比率為百分之三（二零零六年為百分之十）。

集團向外貸款包括外匯及利率掉期合約在內的結構如下：

（一） 百分之六十三以港元為單位，百分之三十一以澳元為單位及百分之六以英鎊為單位；

（二） 百分之七十五為銀行貸款及百分之二十五為資本市場工具；

（三）　百分之十六貸款在一年內償還，百分之七十貸款償還期為二至五年及百分之十四貸款償還期超越五年；

（四）　百分之五十九為定息類別及百分之四十一為浮息類別。

集團按其庫務政策積極管理外匯及利率風險。衍生金融工具主要用作管理利率及外匯風險，並非作投機性用途。為控制信貸風險，集團只與信貸素質良好的機構進行與財務有關的交易。

集團的政策是將一部分債項組合維持為定息或上限息類別。以定息或浮息貸款或採用利率掉期或利率上限合約管理利率風險。於二零零七年十二月三十一日，集團貸款中的百分之五十九為定息類別。

集團的外匯風險主要來自海外投資，以及進口予港燈的燃料和資本設備所產生的費用。集團運用遠期合約及外匯掉期合約以管理外幣交易風險。於二零零七年十二月三十一日，集團約百分之九十五之交易風險以美元為單位或已作對沖為港元或美元為單位。為緩和集團於海外投資所產生的外匯風險，在適當時候集團會以投資項目所在地的貨幣提供項目所需的債務融資。外幣匯率波動會對折算該海外投資之資產淨值時構成影響，由此產生的匯兌差額會包括在集團之儲備賬目內，在投資項目出售之前，此等匯兌差額不會影響集團的現金流量，故此集團並無就此等外匯折算風險進行對沖。

於二零零七年十二月三十一日，未履行的衍生金融工具合約名義總額為港幣九十五億七千六百萬元（二零零六年為港幣五十三億零六百萬元）。

集團資產押記

集團抵押一聯營公司之股份，作為該聯營公司項目融資貸款的部分抵押安排。於二零零七年十二月三十一日，集團應佔該聯營公司之賬面值為港幣二億八千一百萬元（二零零六年為港幣七千五百萬元）。

或有債務

本公司就一聯營公司之銀行貸款港幣二十四億八千二百萬元（二零零六年：無）作出擔保。

本公司就附屬公司之銀行及其他貸款額及就附屬公司之財務承擔合共港幣五十二億八千六百萬元（二零零六年為港幣五十五億六千三百萬元）作出擔保及賠償保證。在該或有債務中，港幣五十一億五千六百萬元（二零零六年為港幣五十二億五千七百萬元）已反映在集團的綜合資產負債表內。

集團的全資附屬公司港燈就一項於租約期滿日之港幣二億一千萬元（二零零六年為港幣二億一千萬元）設備租賃價值而向第三者作出擔保。

僱員

集團採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零七年十二月三十一日止，除董事酬金外，集團的員工薪酬總支出達港幣八億四千三百萬元（二零零六年為港幣八億八千七百萬元）。於二零零七年十二月三十一日，集團長期僱員人數為一千八百七十九名（二零零六年為一千九百三十一名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦透過課堂訓練及網絡授課提供管理及職務技術、語言、電腦知識和與本行業有關的技術，以及各樣與工作相關的教育課程，藉此增加員工多方面的技術和知識。

香港電燈集團有限公司
綜合損益表
截至二零零七年十二月三十一日止年度

	附註	2007 港幣百萬元	2006 港幣百萬元
營業額	三	**12,524**	12,181
直接成本		**(4,218)**	(4,083)
		8,306	8,098
其他收入及其他收益淨額		**1,547**	1,044
其他營運成本		**(984)**	(808)
財務成本		**(634)**	(420)
經營溢利		**8,235**	7,914
應佔聯營公司溢利減虧損		**524**	229
除稅前溢利	四	**8,759**	8,143
所得稅：	五		
本期稅項		**(1,301)**	(1,314)
遞延稅項		**5**	13
		(1,296)	(1,301)
除稅後溢利		**7,463**	6,842
管制計劃調撥			
撥自/（入）：			
發展基金		**(14)**	-
減費儲備		**(1)**	-
		(15)	-
股東應佔溢利			
香港業務		**6,727**	6,173
國際業務		**721**	669
本年度溢利		**7,448**	6,842
應付予本公司股東之本年度股息：	六		
年內已宣派股息		**1,238**	1,238
結算日後建議分派末期股息		**3,052**	2,710
		4,290	3,948
每股溢利			
基本及攤薄	七	**3.49 元**	3.21 元

香港電燈集團有限公司
綜合資產負債表
於二零零七年十二月三十一日

	附註	2007 港幣百萬元	2006 港幣百萬元
非流動資產			
固定資產			
一 物業、機器及設備		**41,112**	41,763
一 在建造中資產		**2,623**	2,355
一 根據經營租賃持作自用之租約土地權益		**2,323**	2,378
		46,058	46,496
聯營公司權益		**9,071**	6,339
其他非流動財務資產		**66**	1,687
衍生金融工具		**122**	47
遞延稅項資產		**-**	1
僱員退休福利資產		**1,106**	578
		56,423	55,148
流動資產			
存貨		**539**	484
應收營業及其他賬項	八	**1,197**	1,119
燃料價條款賬		**336**	566
銀行存款及現金		**12,180**	10,462
		14,252	12,631
流動負債			
應付營業及其他賬項	九	**(1,071)**	(1,095)
銀行透支－無抵押		**-**	(4)
銀行貸款及其他貸款流動部分		**(2,191)**	(1,089)
本期稅項		**(424)**	(551)
		(3,686)	(2,739)
流動資產淨額		**10,566**	9,892
總資產減流動負債		**66,989**	65,040
非流動負債			
計息貸款		**(11,304)**	(13,596)
衍生金融工具		**(7)**	(1)
客戶按金		**(1,585)**	(1,537)
遞延稅項負債		**(5,444)**	(5,432)
僱員退休福利負債		**(530)**	(389)
		(18,870)	(20,955)
減費儲備		**(1)**	-
發展基金		**(14)**	-
資產淨值		**48,104**	44,085
資本及儲備			
股本		**2,134**	2,134
儲備		**45,970**	41,951
本公司股東應佔之股本權益總額		**48,104**	44,085

一. 審閱年度業績

審計委員會已審閱本年度業績。

本初步公佈所載之截至二零零七年十二月三十一日止年度之集團業績，經本公司核數師畢馬威會計師事務所比較，等同本年度本集團綜合財務報表所呈列的金額。畢馬威會計師事務所就此執行的相關工作並非全面，並不構成審核、審閱或其他鑒證業務約定，因此他們亦不會就此公佈作出具體保證。

二. 會計政策變動

香港會計師公會已頒佈若干全新及經修訂的香港財務報告準則及詮釋，並於本集團的本期會計期間首次生效或可供提早採納。

該等新的香港財務報告準則及詮釋對本財務報表於呈報年度所採納的會計政策並無重大改變，但是，因採納香港財務報告準則第七號「金融工具：披露」及香港會計準則第一號之修訂「財務報表之呈報：資本披露」，附加的披露如下列：

因採納香港財務報告準則第七號，本財務報表包括擴大披露有關本集團重大的金融工具及其性質，以及由該等工具產生的風險程度，較以前需就香港會計準則第三十二號「金融工具：披露及呈報」而披露的資料為多。

香港會計準則第一號之修訂提出附加披露規定，需披露有關資本水平及本集團之目標、政策及管理資本過程的資料。

香港財務報告準則第七號及香港會計準則第一號之修訂兩者都並無對本財務報表已確認的數額的分類、確認及計量構成任何重大影響。

三. 營業額及分部資料

(a) 業務分部

截至十二月三十一日止年度

港幣百萬元	電力銷售 2007	電力銷售 2006	基建投資 2007	基建投資 2006	未分配及其他項目 2007	未分配及其他項目 2006	綜合 2007	綜合 2006
收入								
集團營業額	**12,478**	12,139	**-**	-	**46**	42	**12,524**	12,181
其他收入	**426**	26	**46**	78	**36**	216	**508**	320
分部收入	**12,904**	12,165	**46**	78	**82**	258	**13,032**	12,501
業績								
分部業績	**7,858**	7,347	**46**	78	**(74)**	185	**7,830**	7,610
利息收入	**-**	-	**519**	461	**520**	263	**1,039**	724
財務成本	**(369)**	(186)	**(265)**	(234)	**-**	-	**(634)**	(420)
經營溢利	**7,489**	7,161	**300**	305	**446**	448	**8,235**	7,914
應佔聯營公司溢利減虧損	**-**	-	**523**	228	**1**	1	**524**	229
除稅前溢利	**7,489**	7,161	**823**	533	**447**	449	**8,759**	8,143
所得稅	**(1,290)**	(1,286)	**(1)**	(2)	**(5)**	(13)	**(1,296)**	(1,301)
除稅後溢利	**6,199**	5,875	**822**	531	**442**	436	**7,463**	6,842
管制計劃調撥	**(15)**	-	**-**	-	**-**	-	**(15)**	-
股東應佔溢利	**6,184**	5,875	**822**	531	**442**	436	**7,448**	6,842

(b) 地區分部

截至十二月三十一日止年度

港幣百萬元	香港 2007	香港 2006	澳洲 2007	澳洲 2006	未分配及其他項目 2007	未分配及其他項目 2006	綜合 2007	綜合 2006
收入								
集團營業額	**12,503**	12,166	**-**	-	**21**	15	**12,524**	12,181
其他收入	**460**	65	**46**	78	**2**	177	**508**	320
分部收入	**12,963**	12,231	**46**	78	**23**	192	**13,032**	12,501
業績								
分部業績	**7,885**	7,394	**45**	82	**(100)**	134	**7,830**	7,610
利息收入	**520**	263	**519**	460	**-**	1	**1,039**	724
財務成本	**(369)**	(186)	**(257)**	(234)	**(8)**	-	**(634)**	(420)
經營溢利	**8,036**	7,471	**307**	308	**(108)**	135	**8,235**	7,914
應佔聯營公司溢利減虧損	**1**	1	**327**	254	**196**	(26)	**524**	229
除稅前溢利	**8,037**	7,472	**634**	562	**88**	109	**8,759**	8,143
所得稅	**(1,295)**	(1,299)	**(2)**	(2)	**1**	-	**(1,296)**	(1,301)
除稅後溢利	**6,742**	6,173	**632**	560	**89**	109	**7,463**	6,842
管制計劃調撥	**(15)**	-	**-**	-	**-**	-	**(15)**	-
股東應佔溢利	**6,727**	6,173	**632**	560	**89**	109	**7,448**	6,842

四. 除稅前溢利

除稅前溢利已扣除／（計入）下列項目：

	2007 港幣百萬元	2006 港幣百萬元
折舊	1,963	1,832
租約土地攤銷	57	55
固定資產註銷	22	21
變賣固定資產溢利淨額	(3)	(8)

五. 所得稅

	2007 港幣百萬元	2006 港幣百萬元
本期稅項 — 香港利得稅		
本年度準備	1,300	1,313
本期稅項 — 海外		
本年度準備	1	1
	1,301	1,314
遞延稅項		
產生及撥回暫記差額	(5)	(13)
	1,296	1,301

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率百分之十七點五（二零零六年為百分之十七點五）計算。海外稅項準備乃按照本年度的估計應課稅溢利以適用的稅率計算。

六. 股息

	2007 港幣百萬元	2006 港幣百萬元
已宣告並派發之中期股息每股普通股五角八分（二零零六年為每股普通股五角八分）	1,238	1,238
於結算日後建議分派末期股息每股普通股一元四角三分（二零零六年為每股普通股一元二角七分）	3,052	2,710
	4,290	3,948

在結算日後建議分派的末期股息以 2,134,261,654 普通股（二零零六年為 2,134,261,654 普通股）計算，該股數乃年終時發行股本之總數。在結算日後建議分派的末期股息於結算日尚未確認為負債。

七. 每股溢利

每股溢利是按照本年度本公司股東應佔溢利港幣七十四億四千八百萬元（二零零六年為港幣六十八億四千二百萬元）及本年度已發行 2,134,261,654 普通股（二零零六年為 2,134,261,654 普通股）計算。

八. 應收營業及其他賬項

	2007 港幣百萬元	2006 港幣百萬元
應收營業賬項（參閱下列附註（a））	643	635
其他應收賬項	519	452
	1,162	1,087
衍生金融工具 - 持作現金流量／公平價值對沖工具	10	19
存款及預付款項	25	13
	1,197	1,119

(a) 應收賬項賬齡分析如下：

	2007	2006
現在未付	600	596
一至三個月過期未付	32	29
超過三個月但少於十二個月過期未付	11	10
總應收營業賬項（參閱下列附註（b））	643	635

(b) 發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則可另加百分之五附加費於電費賬單內。

九. 應付營業及其他賬項

	2007 港幣百萬元	2006 港幣百萬元
按攤銷成本列賬之應付賬項（參閱下列附註）	1,068	1,090
衍生金融工具 - 持作現金流量／公平價值對沖工具	3	5
	1,071	1,095

應付賬項賬齡分析如下：

	2007	2006
一個月內或接通知時到期	474	349
一個月後但三個月內到期	240	267
三個月後但十二個月內到期	321	441
	1,035	1,057
其他應付賬項	33	33
	1,068	1,090

購回、出售或贖回本公司之股份

本公司及其附屬公司於本年度內並無購回、出售或贖回本公司之股份。

企業管治常規守則

由於董事（包括非執行董事）須每三年輪值退任並經股東重選，非執行董事並無根據企業管治常規守則（載於香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四）第 A.4.1 條按指定任期被委任。為全面遵守該守則，由二零零七年十月十五日起，非執行董事已按指定任期被委任。除上文所述者外，本公司在截至二零零七年十二月三十一日止年度內均有遵守該守則內適用守則的規定。

暫停過戶登記

本公司將由二零零八年五月八日星期四至二零零八年五月十五日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派末期股息者或擬親自出席於二零零八年五月十五日舉行之股東週年大會（或其延會）及於會上投票者，務須於二零零八年五月七日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

股東週年大會

本公司之股東週年大會將於二零零八年五月十五日舉行。股東週年大會通告將按上市規則之規定於稍後時間刊登及寄發予股東。

董事局組成

於本公佈日期，本公司董事為：

執行董事： 霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(其替任董事為陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事： 夏佳理先生及麥理思先生。

獨立非執行董事：顧浩格先生、佘頌平先生及黃頌顯先生。

APPOINTMENT OF ALTERNATE DIRECTOR

This announcement is made further to the announcement dated 11th February 2008 on the same subject to provide additional information required under Rule 13.51(2)(l) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of Hongkong Electric Holdings Limited (the "Company") announces that with effect from 11th February 2008, Mr. CHAN Loi Shun has been appointed as Alternate Director to Mr. KAM Hing Lam, an Executive Director of the Company.

Mr. CHAN Loi Shun, aged 45, is the Chief Financial Officer of Cheung Kong Infrastructure Holdings Limited ("CKI"). He joined Hutchison Whampoa Limited ("HWL") in January 1992 and has been with the Cheung Kong Group since May 1994. Both CKI and HWL are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Mr. Chan is a director of Envestra Limited, a company listed in Australia. He also holds directorships in certain companies controlled by a substantial shareholder of the Company. Save as disclosed above, he does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Chan previously held directorships in CrossCity Motorway Pty Ltd, CrossCity Motorway Nominees No. 1 Pty Ltd, CrossCity Motorway Nominees No. 2 Pty Ltd, CrossCity Motorway Holdings Pty Ltd and CrossCity Motorway Finance Pty Ltd (collectively the "CrossCity companies"), all incorporated in Australia. Mr. Chan resigned from all directorships in the CrossCity companies on 22nd December 2006. The principal business of the CrossCity companies was the design, construction and operation of the Cross City Tunnel in Sydney, Australia. A voluntary administrator and a receiver and manager were appointed in respect of the CrossCity companies on 27th December 2006 as they were insolvent. The amount which led to the receivership proceeding was approximately AUD 567 million. According to a press release dated 27th September 2007 on the website of the Cross City Tunnel, ABN AMRO announced that the ABN AMRO and Leighton Contractors consortium had acquired the Cross City Tunnel.

Mr. Chan is a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. He does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between Mr. Chan and the Company. Pursuant to the Company's Articles of Association, the appointment of an Alternate Director shall cease if his appointment is revoked, or if his appointor ceases for any reason to be a Director of the Company. Mr. Chan will not receive any remuneration in his capacity as Alternate Director of the Company.

Save for the information disclosed above, there is no other information concerning Mr. Chan's appointment as Alternate Director that need to be brought to the attention of shareholders of the Company or is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 6th March, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (alternate to Mr. KAM is Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

委任替任董事

本公佈乃繼二零零八年二月十一日有關同一主題之公佈後作出，以提供根據香港聯合交易所有限公司證券上市規則第 13.51(2)(l)條所要求更進一步之資料。

香港電燈集團有限公司(「本公司」)董事會宣布，陳來順先生由二零零八年二月十一日起獲委任爲本公司執行董事甘慶林先生之替任董事。

陳來順先生，四十五歲，爲長江基建集團有限公司(「長江基建」)財務總監。陳先生於一九九二年一月加入和記黃埔有限公司(「和黃」)，並自一九九四年五月起任職長江集團。根據證券及期貨條例(「證券及期貨條例」)第 XV 部長江基建及和黃均屬本公司主要股東。陳先生現爲澳洲上市公司 Envestra Limited 之董事。他亦擔任若干受本公司主要股東控制之公司的董事。除上文所披露者外，陳先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。

陳先生曾擔任澳洲成立之 CrossCity Motorway Pty Ltd, CrossCity Motorway Nominees No. 1 Pty Ltd, CrossCity Motorway Nominees No. 2 Pty Ltd, CrossCity Motorway Holdings Pty Ltd 及 CrossCity Motorway Finance Pty Ltd(共稱「CrossCity 公司」)董事。陳先生於二零零六年十二月二十二日辭退所有 CrossCity 公司董事職位。CrossCity 公司之主要業務爲設計、建設及經營澳洲悉尼市跨城隧道。CrossCity 公司因無償債能力，已於二零零六年十二月二十七日委任自動管理人與破產接管及管理人。引發接管程序之金額約爲五億六千七百萬澳元。根據跨城隧道網頁上二零零七年九月二十七日之新聞發佈，ABN AMRO 宣佈 ABN AMRO 及 Leighton Contractors consortium 已收購該跨城隧道。

陳先生為香港會計師公會及英國特許公認會計師公會資深會員。根據證券及期貨條例第XV部，陳先生並無擁有本公司股份之任何權益。陳先生與本公司並無訂立服務合約。根據本公司之章程細則，替任董事之委任隨著該委任之撤銷、或其委任人因任何原因終止為本公司董事而終止。陳先生不會就其替任董事之職位收取董事酬金。

除上文所披露之資料外，概無其他有關陳先生被委任為替任董事之資料須向股東公布或根據香港聯合交易所有限公司證券上市規則第13.51(2)條之任何規定而須披露。

承董事會命
公司秘書
黃莉華

香港，二零零八年三月六日

於本公布日期，本公司董事為：

執行董事：　霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(其替任董事為陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事：　夏佳理先生及麥理思先生。

獨立非執行董事：顧浩格先生、佘頌平先生及黃頌顯先生。

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 更改詳情 Details of Change

A 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

表格 Form **D2A**

公司編號 Company Number: 46996

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of ~~Individual Secretary~~／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese	阮水師

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	YUEN	Sui See

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 13) 住址 Residential Address

Address	國家 Country
Flat D1, 16/F., Block D, Beverly Hill, 6 Broadwood Road, Happy Valley	Hong Kong, China

(註 Note 14) 電郵地址 E-mail Address: -

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A934797(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
1	3	2008

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

公司編號 Company Number: 46996

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD 月 MM 年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment
☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes - Continuation Sheet(s) A, - Continuation Sheet(s) B and - Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Lillian Wong

董事 ~~Director~~／秘書 Secretary *

日期 Date : 6th March, 2008

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(《公司條例》第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 同意書 Consent to Act

本人 I, YUEN Sui See 阮水師 (請申報全名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

(請申報獲代替行事董事的全名 Please state full name of the principal director)

生效日期爲 with effect from 1 (日 DD) 3 (月 MM) 2008 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

(註 Note 6) **3 公司註冊處發出的《有關董事責任的非法定指引》 'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry**

本人確認已獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本以作參閱和備考。

I confirm that a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry has been given to me for my information and reference.

簽署 Signed: [signature]

日期 Date: 6th March, 2008 (日 DD / 月 MM / 年 YYYY)

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

END